UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Results of Lead Real Estate Co., Ltd’s 24th Ordinary General Meeting of Shareholders

Lead Real Estate Co., Ltd (the “Company”) held its 24th Ordinary General Meeting of Shareholders (the “Meeting”) at its headquarters on the 6th Floor, MFPR Shibuya Nanpeidai Building, 16-11 Nanpeidai, Shibuya-ku, Tokyo, Japan, at 11:00 a.m. (Japan Standard Time) on September 27, 2024.

The Meeting was held with a quorum present, and the following proposals were resolved by the shareholders in accordance with the Companies Act of Japan and the Company’s Articles of Incorporation:

1. Appropriation of Retained Earnings

The shareholders approved the proposed year-end dividend for fiscal 2024. The dividend will be distributed in cash at a rate of 3 yen per ordinary share, with a total payout of 40,925,700 yen. The effective distribution date is September 30, 2024.

2. Election of Directors

The shareholders reappointed Mr. Eiji Nagahara and Mr. Hidekazu Hamagishi as directors of the Company and approved the election of Mr. Kenichi Homma as a new director.

Mr. Kenichi Homma, age 53, joined the Company in October 2020 and has served as the General Manager of the Yokohama Supervisory Branch. In July 2022, Mr. Homma was also appointed as the Executive Officer of the Company. Since joining the Company, Mr. Kenichi Homma has been responsible for the development of the Company's business mainly in Kanagawa Prefecture, and has continued to lead and promote the business by playing a central role in strategic planning and execution. His experience prior to joining the Company includes roles at Nikos Life Insurance Co., Tell Corporation, Inc., Yokohama Housing Sales Co., Tokyu Livable Inc., and Bader Home Co.

3. Non-reappointment and Appointment of Accounting Auditor

The shareholders approved the non-reappointment of the existing auditor, Hideki Otaki, and the appointment of a new accounting auditor, Sanyu & Co.

Additionally, the Company’s business report and financial statements for the fiscal year ended June 30, 2024 were presented to the shareholders at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

Date: October 3, 2024	By:	/s/ Eiji Nagahara
	Name:	Eiji Nagahara
	Title:	Representative Director, President, and Chief Executive Officer